                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                       (Name of Subject Company (Issuer))

                      INTERNATIONAL BANCSHARES CORPORATION
                              NBC ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

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                                 632-593-505-000
                      (CUSIP Number of Class of Securities)

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                                 DENNIS E. NIXON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                      INTERNATIONAL BANCSHARES CORPORATION
                             1200 SAN BERNARDO AVE.
                                  LAREDO, TEXAS
                            TELEPHONE: (956) 722-7611
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                                CARY PLOTKIN KAVY
                            COX & SMITH INCORPORATED
                            112 E. PECAN, SUITE 1800
                               SAN ANTONIO, TEXAS
                            TELEPHONE: (210) 554-5500

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                           CALCULATION OF FILING FEE:

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       TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          Not applicable.                                 Not applicable.
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: .....  N/A     Filing Party: .............     N/A
     Form or Registration No.: ...  N/A     Date Filed: ...............     N/A


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of National Bancshares Corporation of Texas. At the time the tender offer is commenced, International Bancshares Corporation, a Texas corporation, and NBC Acquisition Corp., a Texas corporation and a wholly owned subsidiary of International Bancshares Corporation, will file a Tender Offer Statement and National Bancshares Corporation of Texas will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of National Bancshares Corporation of Texas, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.



             INTERNATIONAL BANCSHARES CORPORATION AGREES TO ACQUIRE
                    NATIONAL BANCSHARES CORPORATION OF TEXAS


LAREDO, TEXAS, July 31, 2001 - International Bancshares Corporation (NASDAQ:
IBOC) announced today that it has agreed with San Antonio-based National Bancshares Corporation of Texas (AMEX: NBT) to acquire all of National Bancshares pursuant to a cash tender offer at $24.75 per share. The Boards of both companies have approved this transaction.

The acquisition is to be accomplished through a cash tender offer for all of National Bancshares' common stock at a price of $24.75 per share. Following completion of the tender offer and necessary approvals, National Bancshares will be merged with a subsidiary of IBC, and all of the remaining National Bancshares shareholders would receive the same price paid in the tender offer in cash. The tender offer and the merger are subject to regulatory approvals and to other customary conditions, including the tender of at least two-thirds of the shares of National Bancshares.

Commenting on today's announcement, Dennis E. Nixon, Chairman and Chief Executive Officer of IBC, said: "We are delighted with the transaction because it will add strength to IBC's existing markets along with broadening its domestic and international deposit base as well as giving IBC the opportunity to gain new operational efficiencies based on a larger volume of business."

"This transaction presents a good opportunity to grow National Bancshares' operations while providing shareholders substantial value," said Marvin E. Melson, National Bancshares' President and CEO.

International Bancshares Corporation is a multi-bank holding company with $6.1 billion in assets. Headquartered in Laredo, Texas, IBC has more than 100 facilities serving 30 communities, including Houston, San Antonio, Corpus Christi, McAllen, Brownsville, Port Lavaca, Zapata and other communities throughout the Rio Grande Valley and the Texas Gulf Coast. Founded in 1979, IBC has focused on providing commercial financial services to small and medium-sized businesses in Texas and internationally, primarily in Mexico.

National Bancshares Corporation of Texas is a bank holding company incorporated in 1971. National Bancshares conducts its banking operations through 12 facilities located in South and Central Texas. At March 31, 2001, National Bancshares had assets of $606.3 million and total deposits of $534.5 million.

Sandler O'Neill & Partners, L.P. acted as financial adviser for IBC in this transaction, and Keefe, Bruyette & Woods, Inc. acted as financial adviser to National Bancshares.

NOTICE TO READ TENDER OFFER DOCUMENTS:

THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NATIONAL BANCSHARES. A TENDER OFFER STATEMENT ON SCHEDULE TO WILL BE FILED BY IBC AND A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE FILED BY NATIONAL BANCSHARES WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). YOU ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. YOU MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED BY IBC AND NATIONAL BANCSHARES WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY IBC WILL BE AVAILABLE FREE OF CHARGE FROM IBC BY DIRECTING A REQUEST TO INTERNATIONAL BANCSHARES CORPORATION, 1200 SAN BERNARDO AVE., LAREDO, TEXAS 78040, ATTN: JONATHAN A. NIXON. IN ADDITION, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY NATIONAL BANCSHARES MAY BE OBTAINED FREE OF CHARGE FROM NATIONAL BANCSHARES BY DIRECTING A REQUEST TO NATIONAL BANCSHARES CORPORATION OF TEXAS, 12400 HIGHWAY 281 NORTH, SAN ANTONIO, TEXAS 78216, ATTN: MORRIS D. WEISS.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents that each of IBC and National Bancshares has filed with the SEC. Investors and security holders are urged to read those documents at the SEC's web site at www.sec.gov. Those documents may also be obtained free of charge from IBC.

                                  * * * * * * *

For more information, contact:

                  Dennis E. Nixon
                  Chairman and CEO
                  International Bancshares Corporation
                  (956) 722-7611


                  Marvin E. Melson
                  President and CEO
                  National Bancshares Corporation of Texas
                  (210) 403-4211